Exhibit (a)(3)

                                  BEN FARAHI
                             1175 West Moana Lane
                                  Suite 200
                              Reno, Nevada 89509

                                April 27, 2005

                          OFFER TO PURCHASE FOR CASH
                         LIMITED PARTNERSHIP UNITS OF
                       BIGGEST LITTLE INVESTMENTS, L.P.
                           FOR $87 PER UNIT IN CASH


Dear Limited Partner:

     I have begun a tender offer to purchase limited partnership units of your partnership for $87 per unit. My purchase price is in excess of 20% above the average price for the limited number of units which were traded in the informal secondary market between January 2004 and February 2005. My offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 12:00 midnight, New York City time, on May 27, 2005, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to my offer.

     My offer provides you with liquidity; if I purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining my offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase.

     I am the sole manager of the general partner of your partnership. As a result, it has substantial conflicts of interest with respect to my offer. This conflict may affect the general partner's ability to reconcile my interests with those of the other limited partners, particularly in assessing the fairness of my offer price. I seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.

     If you desire to tender any of your units in response to my offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the blue letter of transmittal included in this package. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of my offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     If you have any questions or require further information, please call my Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                    Very truly yours,


                                    /s/ BEN FARAHI